SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 5)*

STEINWAY MUSICAL INSTRUMENTS, INC.

(Name of Issuer)

Ordinary Common Stock, par value $0.001 per share

(Title of Class of Securities)

858495104

(CUSIP Number)

June 2, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

CUSIP No. 858495104		SCHEDULE 13G

1	Name of Reporting Person S.S. OR I.R.S. Identification No. of Above Person Kyle R. Kirkland

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 84,640

	6	Shared Voting Power 1,131

	7	Sole Dispositive Power 84,640

	8	Shared Dispositive Power 1,131

9	Aggregate Amount Beneficially Owned by Each Reporting Person 85,771

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row (9) 0.70%

12	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 858495104		SCHEDULE 13G

1	Name of Reporting Person S.S. OR I.R.S. Identification No. of Above Person Dana D. Messina

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 254,760

	6	Shared Voting Power 1,131

	7	Sole Dispositive Power 254,760

	8	Shared Dispositive Power 1,131

9	Aggregate Amount Beneficially Owned by Each Reporting Person 255,891

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row (9) 2.10%

12	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.	Name of Issuer
	(a)	Steinway Musical Instruments, Inc.
	(b)	800 South Street, Suite 305, Waltham, Massachusetts 02453

Item 2.	Person Filing
	(a)	Kyle R. Kirkland	(a) Dana D. Messina
	(b)	c/o Steinway Musical Instruments, Inc. 800 South Street, Suite 305 Waltham, Massachusetts 02453	(b) c/o Steinway Musical Instruments, Inc. 800 South Street, Suite 305 Waltham, Massachusetts 02453
	(c)	United States of America	(c) United States of America
	(d)	See cover page	(d) See cover page
	(e)	See cover page	(e) See cover page

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Exchange Act;
	(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act;
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act;
	(d)	☐	Investment company registered under section 8 of the Investment Company Act;
	(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;
	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership

This Amendment No. 5 is being made to disclose the consummation of the sale of 477,952 shares of Class A Common Stock held by Kyle Kirkland and Dana Messina (together, “Sellers”) pursuant to the terms of a Stock Transfer Agreement (filed by Issuer as Exhibit 99.3 to Issuer’s Report on Form 8-K dated April 29, 2011, and incorporated by reference herein).  Upon consummation of the sale,

ValueAct SmallCap Master Fund, L.P. and Samick Musical Instruments Co., Ltd. acquired 477,952 shares of Ordinary Common Stock (following the automatic coversion of the Class A Common Stock to Ordinary Common Stock based on the conversion ratio of one share of Class A Common Stock for one share of Ordinary Common Stock) (the "Transaction").  As a result of the consummation of the Transaction, the reporting person has ceased to be the beneficial owner of more than five percent of Ordinary Common Stock.

Kyle Kirkland:

(a)

Amount beneficially owned:

85,771, determined by adding (i) 2,000 shares of Ordinary Common Stock owned by Mr. Kirkland, (ii) 82,640 shares of Ordinary Common Stock subject to options exercisable within 60 days of May 27, 2011, and (iii) 1,131 shares of Ordinary Common Stock held by an entity in which Mr. Kirkland holds an equity interest.

(b)

Percent of class:

Based on the Issuer’s Quarterly Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Quarterly Period Ended March 31, 2011, filed with the Securities and Exchange Commission on May 10, 2011, the percentage of the class represented by the amount in Item 4(a) is 0.70%, which is based on a total of 12,182,152 shares, determined by adding (i) 11,621,560 shares of Ordinary Common Stock outstanding as of May 6, 2011, (ii) 477,952 shares of Class A Common Stock outstanding as of May 6, 2011 (which shares were automatically converted to Ordinary Common Stock, based on the conversion ratio of one share of Class A Common Stock for one share of Ordinary Common Stock, in connection with the consummation of the Transaction on June 2, 2011) and (iii) 82,640 shares of Ordinary Common Stock, subject to options exercisable by Mr. Kirkland within 60 days of May 27, 2011.

(c)	Number of shares as to which Mr. Kirkland has:
	(i)	Sole power to vote or direct the vote: 84,640
	(ii)	Shared power to vote or direct the vote: 1,131
	(iii)	Sole power to dispose or direct disposition of: 84,640
	(iv)	Shared power to dispose or direct disposition of: 1,131

Mr. Kirkland shares voting and dispositive power with respect to 1,131 shares of Ordinary Common Stock with Dana D. Messina, who also owns an equity interest in the entity which holds such shares.  Mr. Kirkland expressly declares that the filing of this statement as a “group” shall not be construed as an admission that Mr. Kirkland is the beneficial owner of any other shares of Ordinary Common Stock held by Mr. Messina or any other person or entity.

Dana D. Messina:
(a)

Amount beneficially owned:

255,891, determined by adding (i) 146,440(1) shares of Ordinary Common Stock owned by Mr. Messina, (ii) 108,320 shares of Ordinary Common Stock subject to options exercisable within 60 days of May 27, 2011, and (iii) 1,131 shares of Ordinary Common Stock held by an entity in which Mr. Messina holds an equity interest.

(b)

Percent of class:

Based on the Issuer’s Quarterly Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Quarterly Period Ended March 31, 2011, filed with the Securities and Exchange Commission on May 10, 2011, the percentage of the class represented by the amount in Item 4(a) is 2.10%, which is based on a total of 12,207,832 shares, determined by adding (i) 11,621,560 shares of Ordinary Common Stock outstanding as of November 4, 2010, (ii) 477,952 shares of Class A Common Stock outstanding as of May 6, 2011 (which shares automatically converted to Ordinary Common Stock, based on the conversion ratio of one share of Class A Common Stock for one share of Ordinary Common Stock, in connection with the consummation of the Transaction on June 2, 2011) and (iii) 108,320 shares of Ordinary Common Stock subject to options exercisable by Mr. Messina within 60 days of May 27, 2011.

	(c)	Number of shares as to which Mr. Messina has:
		(i)	Sole power to vote or direct the vote: 254,760
		(ii)	Shared power to vote or direct the vote: 1,131
		(iii)	Sole power to dispose or direct disposition of: 254,760
		(iv)	Shared power to dispose or direct disposition of: 1,131

Mr. Messina shares voting and dispositive power with respect to 1,131 shares of Ordinary Common Stock with Kyle Kirkland, who also owns an equity interest in the entity which holds such shares.  Mr. Messina expressly declares that the filing of this statement as a “group” shall not be construed as an admission that Mr. Messina is the beneficial owner of any other shares of Ordinary Common Stock held by Mr. Kirkland or any other person or entity.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

(1) Includes 20,000 shares of restricted stock granted to Mr. Messina on January 26, 2011 under the Steinway Musical Instruments, Inc. 2006 Stock Compensation Plan (the “Plan”) which vested as a result of the consummation of the Transaction.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
See Exhibit A.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

June 2, 2011

/s/ Kyle R. Kirkland
Kyle R. Kirkland

/s/ Dana D. Messina
Dana D. Messina

SCHEDULE 13G

EXHIBIT A

IDENTIFICATION OF MEMBERS OF THE GROUP

Kyle R. Kirkland

Dana D. Messina